SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No    X

Announcement of Extraordinary General Meeting of Shareholders of Woori Bank

On June 10, 2008, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, passed the following resolution to hold an extraordinary general meeting of shareholders on June 26, 2008.

Key Details Relating to the Extraordinary General Meeting of Shareholders of Woori Bank

•	Meeting Date and Time: June 26, 2008; 09:00 a.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank Head Office Building, Chung-gu, Seoul, Korea

•	Agenda:

1)	Appointment of directors

•	Board of Directors’ Resolution Date: June 10, 2008

•	Agenda details:

– Details regarding candidate for executive director

Name	Date of Birth	Term / Appointment	Career & Academic Background
Chong Hwi Lee	Jan. 25, 1949	3 years / New appointment	- Current) Advisor of Woori Investment & Securities - Deputy President/Director of Woori Bank - Bachelor of Business Administration, Seoul National University

– Details regarding candidate for non-standing director

Name	Date of Birth	Term / Appointment	Career & Academic Background
Pal-Seung Lee	Feb. 2, 1944	1 year / New appointment

- Representative director of Seoul Philharmonic Orchestra

- Chief Executive Officer of Woori Investment & Securities

- Executive managing director of Hanil Bank

- Advanced Innovative Management (AIM) Course, KAIST

- Masters of Business Administration, Korea University

- Bachelor of Law, Korea University

– Details regarding candidate for audit committee member

Name	Date of Birth	Term / Appointment	Career & Academic Background
Cho, HyunMyung	Oct. 3, 1950	3 years / New appointment	- First Deputy Secretary General, The Board of Audit and Inspection of Korea - Ph.D in Business Administration, Kyung Hee University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: June 10, 2008	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director